MILLER INVESTMENT TRUST

James Colantino

Assistant Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 813-2884

E-mail: jim.colantino@thegeminicompanies.com

March 14, 2016

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Tony Burak

RE: Miller Investment Trust (the “Registrant” or “Miller”)

File Nos. 333-146552; 811-22131

Dear Mr. Burak:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino on Thursday, February 4, 2016 with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response.

Miller – Miller Funds N-CSR dated 10/31/15

Comment 1:	The Management Discussion of Fund Performance (“MDFP”) should include factors that impacted performance such as individual holdings, sector/industry, yield curve or credit quality. Also, the return for the Miller Convertible Bond Fund-Class I was not stated consistently.
Response:	All future N-CSR filings will include such disclosure with returns consistently stated throughout each filing.

Comment 2:	With respect to the Miller Convertible Bond Fund, please explain why the benchmark was changed to the Barclays US Aggregate Bond Index from the Merrill Lynch All Convertible Index. Also, both the former benchmark and the new benchmark should have been disclosed in the Growth of $10,000 Investment Graph and performance table for the initial period in which the change occurred.

Response:	We believe the change to the Barclays U.S. Aggregate Bond Index and the S&P 500 Index was appropriate because one of the Miller Convertible Bond Fund’s investment objectives is to realize a total return that outperforms both bonds (as represented by the Barclays U.S. Aggregate Bond Index) and equities (as represented by the S&P 500 Index) over full market cycles. Therefore, we believe it is more appropriate to compare the performance of the Miller Convertible Bond Fund over full market cycles to these two indices. While the Merrill Lynch All Convertible Index is an index of convertible securities, it includes a significant amount of convertible preferred stock and mandatory convertibles that the Fund generally does not invest in. We agree that the former benchmark should have been disclosed alongside the current benchmark in the April 2015 financial report.
Comment 3:	In the Notes to Financial Statements, it states the Funds are non-diversified contrary to the Prospectus which has diversified.
Response:	All future N-CSR filings will state that the Funds are diversified.

Comment 4:	If the Funds engaged in any related party transactions pursuant to Rule 17a-7 these should be disclosed in the Notes to Financial Statements.
Response:	All future N-CSR filings will include the necessary disclosure for any Rule 17a-7 related party transactions.

Comment 5:	The Report of Independent Registered Public Accounting Firm (the “Audit Opinion”) should state all applicable dates and periods covered by the Audit Opinion as opposed to referencing the table of contents.
Response:	The Audit Opinion in prospective N-CSR filings will disclose all relevant dates and periods.
Comment 6:	With respect to the Miller Convertible Bond Fund, both the Advisor Class and NF Class should be marked as inactive on future EDGAR filings if they are not operational.
Response:	The Advisor and NF share classes will be omitted from future EDGAR filings.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2603 if you should require any further information.

Sincerely,

/s/ James Colantino

Assistant Treasurer

Miller Investment Trust